UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   February 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.

Date: February 14, 2006           By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

Management's Discussion and Analysis
of Financial Condition and Operating Results
Second Quarter
December 31, 2005
(unaudited)

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1 Telephone: 416-861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s unaudited Consolidated Financial Statements and notes thereto for the six and three month period ended December 31, 2005 and the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2005 and notes thereto. This Management Discussion and Analysis is dated February 10, 2006. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this management discussion and analysis in order to provide shareholders an potential investors with additional information regarding the Company’s liquidity an its ability to generate funds to finance its operations.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, and 100% of 11123 Newfoundland Limited. Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The unaudited consolidated financial results for the six and three month periods ending December 31, 2005 and 2004 include the accounts of the Company as well as an investment in Konaseema Gas Power Limited (formerly Konaseema EPS Oakwell Power Limited) (“KEOPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company through its wholly-owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) an Ontario corporation, holds 97% of Euro India Power Canara Private Limited (“EIPCL”) an Indian corporation that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the unaudited consolidated financial statements of the Company at December 31, 2005 and December 31, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta, British Columbia and Ontario, Canada. The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

The unaudited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (See Note 21 of the Company’s Audited Consolidated Financial Statements for the period ending June 30, 2005). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition. The Company’s unaudited consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these unaudited consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (6 thousand cubic feet of gas is equivalent to one barrel of oil)(1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day
NGL’s	Natural Gas Liquids
NGL’s/d	Natural Gas Liquids per day

TO CONVERT
From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters Hectares	Bbls Acres	6.289 2.471

(1)                A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.

RISKS AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control. Some of the business risks could include:

•	volatility in market prices for oil and natural gas;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	uncertainties associated with estimating oil and natural gas reserves;
•	new prospects and exploration activities may have inherent risks;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
• governmental regulation and environmental legislation.

OVERALL PERFORMANCE

The Company’s overall performance for the six months ended December 31, 2005 can be highlighted by an increase of 46% in gross oil and gas revenue of $705,112 for the six month period ending December 31, 2005 versus $482,109 for the comparative six month period ending December 31, 2004. As a result net oil and gas revenue increased by 57% to $613,196 compared to $390,165 for the comparative six month period ending December 31, 2004.

Net loss from continuing operations decreased 76% to $163,583 for the six month period ended December 31, 2005 compared to a net loss of $684,644 for the six month period ending December 31, 2004. During the six month period ended December 31, 2005, the Company incurred $233,634 in litigation expenses and accrued $197,961 related to the Oakwell Claim. During the same period in 2004, the Company incurred $540,204 of litigation expenses and nil related to the Oakwell Claim. (See “Critical Accounting Estimates - Oakwell Claim” below).

SUMMARY OF INTERIM FINANCIAL INFORMATION
	Six Months Ending December 31			Three Month Ending December 31
	2005	2004	% Change	2005	2004	% Change
FINANCIAL INFORMATION:
Oil and gas revenue	705,112	482,109	46%	379,865	261,352	45%
Less: royalties	91,916	91,944	0%	53,751	34,597	55%
Net revenue	613,196	390,165	57%	326,114	226,755	44%
Net loss from operations before discontinued operations	(163,583)	(684,644)	-76%	(158,974)	(470,909)	-66%
Income and gain on disposition of discontinued operations	-	224,988	-100%	-	(77,945)	-100%
Net loss	(163,583)	(459,656)	-64%	(158,974)	(548,854)	-71%
Net loss from continuing operations per share	(0.04)	(0.17)	-76%	(0.04)	(0.12)	-66%
Net loss per share	(0.04)	(0.11)	-64%	(0.04)	(0.14)	-71%
Total assets	15,538,336	13,184,292	18%	15,538,336	13,184,292	18%
Total financial liabilities	8,621,945	12,891,356	-33%	8,621,945	12,891,356	-33%
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	211	320	-34%	212	342	-38%
Natural gas liquids (bbls per day)	15	8	88%	16	8	100%
Crude oil (bbls per day)	11	9	22%	11	16	-31%
Total (boe per day)	62	70	-11%	62	81	-23%
Average Commodity Prices
Natural gas ($/mcf)	$ 11.23	$ 5.97	88%	$ 12.95	$ 5.98	117%
Natural gas liquids ($/bbl)	$ 46.14	$ 41.26	12%	$ 45.52	$ 32.14	42%
Crude oil ($/bbl)	$ 67.28	$ 44.42	51%	$ 67.28	$ 42.19	59%
Total ($/boe)	$ 62.03	$ 37.54	65%	$ 66.32	$ 36.77	80%
Royalties
Natural gas ($/mcf)	$ 1.20	$ 1.11	8%	$ 1.42	$ 1.48	-4%
Natural gas liquids ($/bbl)	$ 10.83	$ 12.00	-10%	$ 11.39	$ 11.23	1%
Crude oil ($/bbl)	$ 7.01	$ 5.44	29%	$ 8.61	$ 6.07	42%
Total royalties ($/boe)	$ 8.09	$ 7.16	13%	$ 9.38	$ 8.58	9%
Production costs
Natural gas ($/mcf)	$ 3.28	$ 4.08	-20%	$ 3.15	$ 4.27	-26%
Natural gas liquids ($/bbl)	$ 6.61	$ 7.92	-17%	$ 7.34	$ 5.71	29%
Crude oil ($/bbl)	$ 25.14	$ 8.89	183%	$ 26.49	$ 34.03	-22%
Total production costs ($/boe)	$ 17.39	$ 20.75	-16%	$ 16.98	$ 24.93	-32%
Netback by Product
Natural gas ($/mcf)	$ 6.75	$ 0.78	765%	$ 8.38	$ 0.23	3543%
Natural gas liquids ($/bbl)	$ 28.70	$ 21.34	34%	$ 26.79	$ 15.20	76%
Crude oil ($/bbl)	$ 35.13	$ 30.09	17%	$ 32.18	$ 2.09	1440%
Netback ($/boe)	$ 36.55	$ 9.63	280%	$ 39.96	$ 3.26	1126%

OPERATING RESULTS

Second Quarter 2005 versus Second Quarter 2004

Production Volumes. For the six month period ending December 31, 2005 average production volumes decreased 11% to 62 boe/d compared to 70 boe/d for the same six month period in 2004. For the three months ending December 31, 2005 production volumes decreased 23% to 62 boe/d compared to 81 boe/d for the same three month period in 2004. Decreases were primarily related to two depleted gas wells on the Company’s Sibbald property, Alberta. These decreases were partially offset by additional production from the Company’s Farrow, Kaybob and Olds-Davey properties.

For the six month period ending December 31, 2005 average gas production decreased 34% to 211 mcf/d compared to 320 mcf/d for the same six month period in 2004. For the three month period ending December 31, 2005 average gas production decreased 38% to 212 mcf/d compared to 342 mcf/d for the same three month period in 2004. Decreased gas production was a result of depletion from the Company’s Sibbald property, Alberta.

For the six month period ending December 31, 2005 average natural gas liquids production increased 88% to 15 bbls/d compared to 8 bbls/d for the same six month period in 2004. For the three month period ending December 31, 2005 average natural gas liquids production increased 100% to 16 bbls/d compared to 8 bbls/d for the same three month period in 2004. Increases in natural gas liquids was primarily attributed to a workover of the Company’s Kaybob property, Alberta.

For the six month period ending December 31, 2005 average oil production increased 22% to 11 bbls/d compared to 9 bbls/d for the same six month period in 2004. Increased oil production was due to additions from the Company’s Farrow property, Alberta. For the three month period ending December 31, 2005 average oil production decreased 31% to 11 bbls/d compared to 16 bbls/d for the same three month period in 2004. Average oil production decreased during this period due to a depleted oil well that was in production the previous year.

Commodity Prices. During the six month period ending December 31, 2005, commodity prices increased by 65% to an average of $62.03 per boe compared to $37.54 per boe for the six month period in 2004. For the three months ended December 31, 2005 average commodity prices per boe increased by 80% to $66.32 compared to $36.77 for the three month period ended December 31, 2004. These price increases reflect general price increases in the respective commodities.

Average gas prices per mcf increased by 88% to $11.23 during the six month period ending December 31, 2005 compared to $5.97 per mcf for the six month period ending December 31, 2004. For the three months ended December 31, 2005 average gas prices per mcf increased by 117% to $12.95 compared to $5.98 for the three month period ended December 31, 2004.

Average natural gas liquids prices per barrel increased by 12% to $46.14 during the six month period ending December 31, 2005 compared to $41.26 per barrel for the six month period ending December 31, 2004. For the three months ended December 31, 2005 average natural gas liquids prices per barrel increased by 42% to $45.52 compared to $32.14 for the three month period ended December 31, 2004.

Average oil prices per barrel increased by 51% to $67.28 during the six month period ending December 31, 2005 compared to $44.42 per barrel for the six month period ending December 31, 2004. For the three months ended December 31, 2005 average oil prices per barrel increased by 59% to $67.28 compared to $42.19 for the three month period ended December 31, 2004.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $705,112 for the six month period ending December 31, 2005 increased by 46% from $482,109 for the comparative six month period ending December 31, 2004. Gross revenue of $379,865 for the three month period ending December 31, 2005 increased by 45% compared to $261,352 for the comparable period in 2004. Revenue growth was driven by increases in commodity prices partially offset by lower production volumes.

Royalties. Royalties remained constant at $91,916 for the six month period ending December 31, 2005 compared to $91,944 for the six month period ended December 31, 2004. For the six month period royalties increased by 13% to $8.09 per boe compared to $7.16 per boe in 2004. For the three month period ending December 31, 2005 royalties increased by 55% to $53,751 compared to $34,597 for the comparable period in 2004. For the three month period royalties increased by 9% to $9.38 per boe compared to $8.58 per boe in 2004.

Net Revenue. The Company’s net revenues for the six month period ending December 31, 2005 increased by 57% to $613,196 compared to $390,165 for the comparative six month period ending December 31, 2004. Net revenues of $326,114 for the three month period ending December 31, 2005 increased by 44% compared to $226,755 for the comparable period in 2004.

Operating and transportation. Operating and transportation costs were $197,681 for the six month period ending December 31, 2005, 26% lower than operating and transportation costs of $266,494 during the comparable six month period in 2004. For the three month period ended December 31, 2005 operating and transportation costs were $97,248, 48% lower compared to $187,658 during the comparable three month period in 2004. Lower costs were a result of decreased production volumes. During the six month period ended December 31, 2005 production cost per boe decreased by 16% to $17.39 per boe compared to $20.75 per boe during the same period in 2004. During the three month period ended December 31, 2005 production cost per boe decreased by 32% to $16.98 per boe compared to $24.93 per boe during the same period in 2004.

Depletion and Accretion. For the six month period ending December 31, 2005, depletion and accretion expense was $390,480, 8% higher compared to $361,613 for the six month period in 2004. For the three month period ending December 31, 2005 depletion and accretion expense was $204,062, 6% lower compared to $218,029 for the comparative three month period in 2004. The increased depletion and accretion was a result of additional capitalized costs.

Administrative Expenses. Administrative expenses of $736,997 for the six month period ending December 31, 2005 were 34% less than administrative expenses of $1,123,974 the previous year. Administrative expenses for the three month period ending December 31, 2005 were $311,540, 41% lower than $527,522 for the comparable period in 2004. The primary component of administrative expenses for the six month period ending December 31, 2005 was related to litigation expenses of $233,634 versus $540,204 for the previous six month period ending December 31, 2004.

Foreign Exchange. For the six month period ending December 31, 2005 the gain on foreign exchange was $152,440 compared to a foreign exchange gain of $503,831 for the six month period in 2004. For the three month period ending December 31, 2005 the loss on foreign exchange was $96,311 compared to a foreign exchange gain of $65,066 during the comparable period in 2004. The foreign exchange gain during fiscal 2005 and fiscal 2004 was partially attributed to the appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KEOPL.

Oakwell Claim. For the six month period ending December 31, 2005 the provision on the Oakwell Claim increased by $197,961 versus nil for the six month period ending December 31, 2004. For the three month period ending December 31, 2005 the provision on the Oakwell Claim increased by $99,388 versus a recovery of $97,642 for the three month period ending December 31, 2004. The provision in both cases related to accrued interest and changes in the estimate of the provision on the Singapore Judgment (See “Critical Accounting Estimates - Oakwell Claim” below).

Interest income. For the six months ending December 31, 2005 interest income was $203,383, 23% higher compared to $164,849 for the comparable six month period in 2004. For the three month period ending December 31, 2005 interest income was $97,534 compared to $80,817, 21% higher compared to the three month period in 2004. The increase in interest income was related to interest payments accrued on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

Cash distributions from marketable securities. At December 31, 2005 the Company held a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. For the six month period ending December 31, 2005 the Company earned $109,647 in cash distributions from trust units versus nil for the previous six month period in 2004. For the three month period ending December 31, 2005 the Company earned $59,463 in cash distributions from trust units versus nil for the previous three month period in 2004.

Gain on sale of marketable securities. For the six month period ending December 31, 2005 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $282,137. For the three month period ending December 31, 2005 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $167,110. For the comparable three and six month period ending December 31, 2004 there was only a minor disposition of marketable securities which resulted in a gain on disposition of $9,775.

Net loss from continuing operations. Net loss from continuing operations decreased 76% to $163,583 for the six month period ended December 31, 2005 compared to a net loss of $684,644 for the six month period ending December 31, 2004. Net loss from continuing operations decreased 66% to $158,974 for the three month period ended December 31, 2005 compared to a net loss of $470,909 for the three month period ending December 31, 2004. Net loss from continuing operations were lower due to increased cash flow from the Company’s oil and gas operations, decreased administration expenses, gain on sale of marketable securities, interest and cash distributions which was partially offset by reduced foreign exchange gain.

Net income (loss) from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations was nil for the six month period ending December 31, 2005 versus $224,988 for the same period ended in 2004. Net income from discontinued operations was nil for the three month period ended December 31, 2005 compared to a net loss from discontinued operations of $77,945 for the three month period ended December 31, 2004.

Net loss. The net loss was $163,583 for the six month period ending December 31, 2005 compared to a net loss of $459,656 for the comparable six month period ending December 31, 2004. For the three month period ending December 31, 2005 net loss was $158,974 compared to a net loss of $548,854 for the three month period ending December 31, 2004.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the six month period ending December 31, 2005 decreased 76% to $0.04 per share from $0.17 per share for the same six month period 2004. Net loss per share for the six month period ending December 31, 2005 decreased 64% to $0.04 per share compared to a net loss of $0.11 per share for the same six month period 2004.

Net loss from continuing operations per share for the three month period ending December 31, 2005 decreased 66% to $0.04 per share from $0.12 per share for the same three month period 2004. Net loss per share for the three month period ending December 31, 2005 decreased 71% to $0.04 per share compared to a net loss of $0.14 per share for the same three month period 2004.

Capital Expenditures. Capital expenditures totaled $2,137,395 for the six months period ending December 31, 2005 compared to $476,705 for the same six month period in 2004. During the three month period ending December 31, 2005 capital expenditures were $948,194 compared to $315,959 for the comparable period in 2004. During the six and three month periods ending December 31, 2005 the Company’s primary expenditures related to drilling and completion costs of four wells in Buick Creek, North East British Columbia.

SUMMARY OF QUARTERLY RESULTS
				Unaudited
	Fiscal 2006		Fiscal 2005				Fiscal 2004
	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04

Financial Information:
Net oil and gas revenue	$326,114	$287,082	$149,274	$206,044	$226,755	$163,410	$294,439	$107,111

Loss from continuing
operations	$(158,974)	$(4,609)	$(741,216)	$(771,886)	$(470,909)	$(213,735)	$17,429	$(1,340,132)
Net income (loss)	$(158,974)	$(4,609)	$(891,216)	$1,188,123	$(548,854)	$89,198	$724,369	$(1,760,423)

Loss from continuing
operations per share	$(0.04)	$(0.001)	$(0.18)	$(0.19)	$(0.12)	$(0.05)	$0.00	$(0.33)
Net income (loss) per share	$(0.04)	$(0.001)	$(0.22)	$0.29	$(0.14)	$0.02	$0.18	$(0.43)
Fully diluted net income
(loss) per share	$(0.04)	$(0.001)	$(0.22)	$0.26	$(0.14)	$0.02	$0.16	$(0.43)

Operating Information:
Average Daily Production
Natural gas (mcf per day)	212	231	270	233	342	171	369	126
Natural gas liquids (bbls per day)	16	13	10	14	8	5	9	8
Crude oil (bbls per day)	11	11	13	14	16	1	3	2
Total (boe per day)	62	62	69	67	81	34	74	31

Average Commodity Prices
Natural gas ($/mcf)	$12.95	$9.73	$7.41	$7.97	$5.98	$6.07	$6.05	$8.02
Natural gas liquids ($/bbl)	$45.52	$47.01	$41.81	$32.67	$32.14	$37.95	$22.76	$30.78
Crude oil ($/bbl)	$67.28	$68.30	$65.76	$52.71	$42.19	$55.91	$33.02	$40.68
Total ($/boe)	$66.32	$57.67	$48.15	$45.68	$36.77	$37.29	$33.97	$43.29

Royalties
Natural gas ($/mcf)	$1.42	$0.98	$1.69	$1.18	$1.48	$1.77	$0.72	$1.46
Natural gas liquids ($/bbl)	$11.39	$10.84	$9.48	$10.03	$11.23	$19.83	$3.95	$5.78
Crude oil ($/bbl)	$8.61	$4.95	$8.55	$9.07	$6.07	$4.92	$1.85	$2.13
Total royalties ($/boe)	$9.38	$6.77	$9.75	$8.07	$8.58	$11.72	$4.14	$7.50

Production costs
Natural gas ($/mcf)	$3.15	$3.36	$2.80	$1.60	$4.27	$2.77	$2.54	$3.35
Natural gas liquids ($/bbl)	$7.34	$5.71	$7.28	$5.86	$5.71	$10.94	$15.37	$14.08
Crude oil ($/bbl)	$26.49	$24.07	$37.00	$21.12	$34.03	$35.82	$13.11	$13.41
Total production costs ($/boe)	$16.98	$17.81	$19.24	$10.99	$24.93	$16.52	$15.18	$18.10

Netback by Product
Natural gas ($/mcf)	$8.38	$5.39	$2.92	$5.19	$0.23	$1.53	$2.79	$3.21
Natural gas liquids ($/bbl)	$26.79	$30.46	$25.05	$16.78	$15.20	$7.18	$3.44	$10.92
Crude oil ($/bbl)	$32.18	$39.28	$20.21	$22.52	$2.09	$15.17	$18.06	$25.14
Netback ($/boe)	$39.96	$33.09	$19.16	$26.62	$3.26	$9.05	$14.65	$17.69

Net revenues from the Company’s oil and gas operations have increased over the past eight quarters due to general increases in commodity prices (See “Trend Information” below). Earnings from oil and gas activities tend to be a function of changes in production volumes or changes in commodity prices.. Higher administrative expenses are generally related to increased litigation costs and the accrual of interest relating to the Oakwell Claim. These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2005 was $1,994,932 compared to $5,286,315 at June 30, 2005. During the six month period ending December 31, 2005 the Company’s cash used in operating activities from continuing operations was $848,911 versus cash provided by operating activities of $533,654 during the comparable six month period in 2004.

The Company expended $2,137,395 related to oil and gas properties during the six month period ended December 31, 2005 versus $476,705 during the previous six month period ending December 31, 2004. The Company also invested $286,327 in marketable securities during the six month period ending December 31, 2005 versus proceeds on disposition of $11,375 in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim.

The Company's primary sources of liquidity and capital resources historically have been cash flows from oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. The Company expects that primary sources of liquidity and capital resources will be derived from the oil and gas operations, the sale of marketable securities and cash distributions from trust units. (See “Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL” below).

With respect to specific estimates that could have a material affect on future operations and cash flows see “Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL” below.

Outlook and Prospective Capital Requirements.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999. The Company retracted preferred shares of M&M for Cdn $1,000,000 cash. The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company’s oil and gas operations have increased since its inception in 2001. At present, the Company intends to apply significant cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves and exploration properties. Amounts expended on future oil and gas exploration and development is dependent on the results of its ongoing exploration activities and the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending against the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

The Company anticipates further capital expenditures related to its Buick Creek, North East British Columbia property and fund any future exploration activities.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004, 2003. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, foreign currency translation and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

Critical Accounting Policies

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 5% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2005 the Company had $6,944,172 of non-capital losses, Cumulative Canadian oil and gas property expenses of $7,778,236 and capital losses of $10,449,015.

Foreign Currency Translation: Foreign currency accounts are translated to Canadian dollars as follows: At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in Consolidated Statement of Operations and Deficit in the current period.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. During fiscal 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model. During the six months ended December 31, 2005 the Company recorded $3,736 of compensation expense related to the issuance of stock options.

Critical Accounting Estimates

Oakwell Claim. In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPA”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator Barge Mounted Power Plants (“BMPP”), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years. In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited (“EOPL”) (now known as KEOPL), to implement the provisions of the PPA’s. Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of the Republic of Singapore, in the matter of Oakwell vs. the Company. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,595,546 at December 31, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario (“Superior Court”) seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal (Court File No. 04-CV-271121CM3 and 04-CV-2748 60CM2) of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario. The appeal hearing has been set for April 10, 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of EPS Karnataka which owns 97% of EIPCL. EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $259,100 at December 31, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of its KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and has been adjourned to May 16, 2006.

In the event that Oakwell is successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL, the Company may not enjoy any potential future gains resulting from its investment in EIPCL, which has been accounted for as discontinued operations.

A provision of CDN $7,785,579 at December 31, 2005 has been made to the Company’s financial statements in relation to the Judgment.

If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $214,757 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s unaudited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of December 31, 2005 the Company owns 11,848,200 KEOPL Shares formerly known as EOPL. Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award or Decree”) requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $2,940,321 million at December 31, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $129,550 at December 31, 2005) on or before the same dates. If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award. The next hearing has been listed for March 16, 2006.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition. The Company Petition is ongoing and the next hearing is expected to be held in March, 2006.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third of the amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third of the amount of the Decree to September 30, 2005. VBC complied by depositing Rs. 48,437,900 (Cdn$ 1,279,246) representing one-third of the amount of the Decree plus interest.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005. The hearing was held October 3, 2005 and the Supreme Court of India declined to set aside the June 8, 2005 order of the Division Bench in the High Court of Andhra Pradesh, India but ordered that court to expedite the hearing.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to December 31, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,069,872 at December 31, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment including the deposit of one-third of the amount of the Decree plus the interest due into the City Civil Court, Hyderabad, India. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Management evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005, and concluded that, as of that date, the Company's disclosure controls and procedures were effective. During the period covered by this report there have been no changes in the Company’s internal control over financial reporting that is expected to materially affect or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Share Capital

At the date of this Management’s Discussion and Analysis:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
	#	Consideration
Balance, as at June 30, 2005 and December 31, 2005	4,059,009	$43,339,132
Issued on exercise of options	15,000	13,169
	4,074,009	43,352,301

Contributed Surplus

Value
Balance, as at June 30, 2005	$149,109
Issuance of options	3,736
Balance, as at December 31, 2005	$152,845

Common share purchase options

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	585,000	-
US$1.77	July 15, 2008	15,000	-
Balance, as at February 10, 2006		600,000	-

Of the options priced at US$0.75, 5,000 vest March 1, 2006. Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.